UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN
of
ARRIS GROUP, INC.
A Delaware Corporation
IRS Employer Identification No. 58-2588724
SEC File Number 000-31254
3871 Lakefield Drive
Suwanee, GA 30024
(678) 473-2000

ARRIS Group, Inc. Employee Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006 and For the Year ended December 31, 2007

Report of Independent Registered Public Accounting Firm
The Board of Directors of ARRIS Group, Inc.
      and the Trustees of the ARRIS Group, Inc.
     Employee Savings Plan
We have audited the accompanying statements of net assets available for benefits of ARRIS Group, Inc. Employee Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Atlanta, Georgia
June 30, 2008

ARRIS Group, Inc.
Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value	$62,355,079	$55,729,373
Contributions receivable:
Participants	—	39
Employer	371,702	137,588

Net assets available for benefits, at fair value	62,726,781	55,867,000
Adjustment from fair value to contract value for investment in the collective trust fund	70,956	101,733

Net assets available for benefits	$62,797,737	$55,968,733

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007

Additions to net assets attributed to:
Contributions:
Participants	$5,351,849
Rollovers	477,112
Employer	2,269,983

8,098,944
Dividends and interest	3,759,781
Net depreciation in fair value of investments	(858,101)

Total additions	11,000,624

Deductions from net assets attributed to:
Benefits paid to participants	(4,165,634)
Administrative expenses	(5,986)

Total deductions	(4,171,620)

Net increase	6,829,004

Net assets available for benefits:
Beginning of year	55,968,733

End of year	$62,797,737

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
The following description of ARRIS Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.
General
The Plan, a defined contribution plan covering substantially all employees of ARRIS Group, Inc. (“ARRIS” or the “Company”), is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants may contribute up to 50% of their pretax compensation in increments of 0.1%, subject to Internal Revenue Service (“IRS”) limitations. Effective January 1, 2007, the Plan was amended to permit participants to designate all or a portion of their contributions as after-tax Roth contributions.
Under the terms of the Plan, the Company may also make discretionary employer matching-contributions. From January 1, 2006 through March 31, 2007, the Company contributed an employer-match equal to 50% of a participant’s contributions up to 6% of compensation, for a maximum of employer-match equal to 3% of compensation. Effective April 1, 2007, the Company revised the employer contribution to be 100% of a participant’s first contribution of 3% of compensation, plus 50% of the participant’s incremental contribution of 2% of compensation, for a total maximum employer-matching contribution equal to 4% of compensation.
In December 2005, the Plan was also amended to provide a true-up employer matching contribution to active participants’ accounts who, after the end of the Plan year, it is determined that a participant received less than the percentage of employer matching contribution appropriate based on the participant’s total contributions for the year. This new feature was effective January 1, 2005 and implemented for the 2005 Plan year.

1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions, allocable share of investment results, and allocable share of administrative expenses not otherwise paid by the Company. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of service. Participants are fully vested after three years of credited service.
Forfeitures
During 2007, approximately $41,168 of nonvested employer contributions were forfeited by terminated Plan participants. Forfeited balances of nonvested terminated participants’ accounts are used to reduce Company contributions. In 2007, the Company used $63,338 of forfeitures to offset contributions. As of December 31, 2007 and 2006, unallocated assets (e.g., forfeitures) included in investments totaled $25,155 and $45,643, respectively.
Payment of Benefits
Upon termination of service, retirement, death or permanent disability, a participant may receive a lump-sum distribution equal to the nonforfeitable portion of his/her account. The Plan also provides for hardship distributions and in-service distributions once a participant has attained age 59 1/2.
Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.

1. Description of the Plan (continued)
Administrative Expenses
Substantially all expenses of administering the Plan are paid through Plan Investments with the exception of certain fees associated with participant loans in which case the fees are paid from the participant’s account balance.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The value of the trust assets and the shares of all participants and beneficiaries will be determined as of the effective date of the termination. Distributions will be made as provided in the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The Plan’s financial statements have been prepared on the accrual basis of accounting.
New Accounting Pronouncement
In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value.  SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Plan is currently assessing the impact the adoption of SFAS No. 159 will have on the financial position and results of operations.
In September 2006, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements.  SFAS No. 157 applies to other accounting standards that require or permit fair value measurements.  Accordingly, it does not require any new fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  In February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008 and interim periods within those years.  The Plan has not determined the impact of adopting SFAS 157 and
FSP FAS 157-2.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
Investment Valuation and Income Recognition
The Plan’s investments in the mutual funds and common stock are stated at fair value, which is based on quoted market prices on national exchanges as of the last business day of the Plan year. The contract value of participation units owned in the Fixed Fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. The fair value of the participation units owned in the Fixed Fund is based on the fair value of the underlying assets. Participant loans are stated at outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2007	2006

MFS Retirement Service – MFS Emerging Growth Fund-R5	$7,295,976	$6,302,757
MFS Retirement Service – MFS Global Equity Fund–R5	4,030,962	3,870,366
MFS Retirement Service – MFS Total Return Fund –R5	5,408,686	5,041,053
MFS Retirement Service – MFS Fixed Fund-Institutional*	7,296,390	6,411,230
Liberty – Columbia Acorn Fund-A	3,382,705	2,868,170
Davis NY Venture Fund-A	5,304,991	5,220,883
Scudder Equity 500 Index Fund-S	5,038,472	4,656,173
ARRIS Group, Inc. common stock	3,143,993	3,167,569

*	MFS Fixed Fund-Institutional value is shown at contract value. The fair value was $7,225,434 for December 31, 2007 and $6,309,497 for December 31, 2006.
The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

Year ended
December 31,
2007
Mutual funds	$(79,210)
Common stock	(778,891)

$(858,101)

4. Income Tax Status
The Plan has received a determination letter from the IRS dated May 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5. Transactions with Parties-in-Interest
Certain Plan investments are shares of funds managed by Heritage Trust Corporation, who is the Plan’s Trustee and MFS Retirement Services, Inc., who is the Plan’s record keeper. These transactions qualify as party-in-interest transactions.
The Plan held ARRIS common stock valued at $3,143,993 and $3,167,569 at December 31, 2007 and 2006, respectively.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ARRIS Group, Inc.
Employee Savings Plan
EIN: 58-2588724 Plan Number: 002
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2007

		(c)	(e)
	(b)	Description of	Current
(a)	Identity of Issue	Investment	Value

*	MFS Retirement Services, Inc.	MFS Fixed Fund-Institutional	$7,296,390	**
*	MFS Retirement Services, Inc.	MFS Emerging Growth Fund-R5	7,295,976
*	MFS Retirement Services, Inc.	MFS Total Return Fund-R5	5,408,686
	Davis	Davis NY Venture-A	5,304,991
	Scudder Equity 500 Index Fund	Scudder Equity 500 Index Fund-S	5,038,472
*	MFS Retirement Services, Inc.	MFS Global Equity Fund-R5	4,030,962
	Liberty Funds Services, Inc.	Columbia Acorn Fund-A	3,382,705
	Van Kampen Investments	Van Kampen Growth and Income-I	3,090,433
*	MFS Retirement Services, Inc.	MFS Capital Bond Fund-R5	2,802,769
*	AllianceBernstein Investments	AllianceBernstein International Fund-A	2,741,964
	Franklin Templeton Investments	Franklin Balance Sheet Investment Fund-A	2,738,889
	Lord Abbett	Lord Abbett Mid-Cap Value-A	1,804,611
*	MFS Retirement Services, Inc.	MFS Lifetime 2020 Fund-R5	1,742,486
*	MFS Retirement Services, Inc.	MFS Lifetime 2030 Fund-R5	1,645,695
	Thornburg	Thornburg Core Growth-R5	1,350,515
*	MFS Retirement Services, Inc.	MFS Lifetime 2040 Fund-R5	1,146,511
	Oppenheimer	Oppenheimer Small & Mid Cap Fund-A	1,051,832
*	MFS Retirement Services, Inc.	MFS Lifetime 2010 Fund-R5	501,943
*	MFS Retirement Services, Inc.	MFS Lifetime Retirement Income Fund-R5	33,564
*	ARRIS Group, Inc.	Common stock	3,143,993
*	Participants	Loans receivable; interest rates range 5.00% - 9.25%; maturities through 03/09/2015	872,648

			$62,426,035

*	Represents a party-in-interest to the Plan
**	Investment presented at Contract Value
Note: Cost information (column d) has not been included as all investments are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,

ARRIS GROUP, INC.
EMPLOYEE SAVINGS PLAN

By:	Administrative Committee
(Plan Administrator)

/s/ LAWRENCE A. MARGOLIS
Lawrence A. Margolis
Executive Vice President, Strategic Planning, Administration, and Chief Counsel

Dated: June 30, 2008